Lazard Ltd

Clarendon House

2 Church Street

Hamilton HM 11, Bermuda

November 27, 2023

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Finance,

100 F Street N.E.,

Washington, D.C. 20549.

Attention:	Mr. Robert Arzonetti

Re:	Lazard Ltd

Registration Statement on Form S-4

Filed November 13, 2023

File No. 333-275510

Dear Mr. Arzonetti:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lazard Ltd hereby respectfully requests that the effectiveness of the above-referenced registration statement on Form S-4, File No. 333-275510, as amended, be accelerated so that it will be declared effective at 12:00 pm Eastern Time on November 29, 2023, or as soon as practicable thereafter, unless Lazard Ltd notifies you otherwise prior to such time.

Please contact Stephen M. Salley of Sullivan & Cromwell LLP via telephone at (212) 558-4998 or via email at salleys@sullcrom.com with any questions or comments regarding this filing. In addition, please notify Mr. Salley when this request for acceleration has been granted.

Very truly yours,

Lazard Ltd

By: /s/ Shari Soloway

Name: Shari Soloway

Title: Counsel

cc:	Peter R. Orszag

Christian A. Weideman

(Lazard Ltd)

Keith A. Pagnani

Stephen M. Salley

(Sullivan & Cromwell LLP)